(LOGO) CHASE


Chase Manhattan Mortgage Corporation
343 Thornall Street
Edison, NJ 08837-9998
Tel 732-205-0600

Exhibit 1

                 Management's Assertion Concerning Compliance
                      with USAP Minimum Servicing Standards

March 8, 2000

As of and for the year ended December 31, 1999, Chase Manhattan Mortgage Corporation ("CMMC") and Chase Mortgage Company ("CMC") and their subsidiaries (collectively, the "Group") have complied in all material respects with the minimum servicing standards (the "Standards") set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP").

As of and for this same period, the Group had in effect fidelity bond and errors
and  omissions   policy  in  the  amounts  of   $250,000,000   and   $25,000,000
respectively.

Thomas Jacob
Chief Executive Officer


Lucy Gambino
Vice President of Risk Management

Glenn Mouridy
Executive Vice President and CFO